As Filed Pursuant to Rule 424(B)(3)

Registration No. 333-105238

PROSPECTUS

Offer To Exchange $300,000,000 Of Its 4.625% Subordinated Notes

Due 2013 For $300,000,000 Of Its 4.625% Subordinated Notes

Due 2013, Series B

Which Have Been Registered Under The

Securities Act Of 1933, As Amended

The Exchange Offer And Withdrawal Rights Will Expire At 5:00 P.M., New York City Time,

On July 21, 2003, Unless We Extend The Exchange Offer In Our Sole And Absolute Discretion.

The principal terms of the exchange offer are as follows:

•	We will exchange the new notes for all outstanding old notes that are validly tendered and not withdrawn pursuant to the terms of the exchange offer.

•	We issued the old notes in a transaction not requiring registration under the Securities Act and, as a result, transfer of the old notes is restricted. We are making the exchange offer to satisfy your registration rights, as a holder of the old notes.

•	The terms of the new notes are substantially identical to those of the outstanding old notes, except that certain transfer restrictions and the registration rights relating to the old notes will not apply to the new notes.

•	We do not intend to apply for listing of the new notes on any securities exchange or to arrange for them to be quoted on any quotation system.

•	There is no established trading market for the new notes or the old notes.

•	The exchange of old notes for new notes should not be a taxable transaction for U.S. federal income tax purposes.

•	We will not receive any cash proceeds from the exchange offer.

•	The exchange offer is subject to customary conditions, which we may waive.

•	You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.

See “ Risk Factors” beginning on page 11 to read about the risks that you should consider in deciding whether to tender your outstanding old notes in the exchange offer.

These securities are not deposits or accounts and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission nor any state securities commission or regulator has approved or disapproved these securities or determined that this prospectus is accurate or complete. It is illegal for anyone to tell you otherwise.

The date of this prospectus is June 19, 2003.

Material Federal Income Tax Consequences	36
Plan of Distribution	37
Ratings	38
Legal Matters	38
Experts	38
Available Information	38
Incorporation of Certain Documents by Reference	39

We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, those contained in this prospectus or in any of the materials that we have incorporated by reference into this prospectus. If anyone does give you any additional information, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this document. This information is available without charge upon written or oral request to us at the following address:

Mercantile Bankshares Corporation

Two Hopkins Plaza

P.O. Box 1477

Baltimore, MD 21203

Attention: Mr. David Borowy, Investor Relations

Phone: (410) 237-5900

Email: investor.relations@mercantile.com

IN ORDER TO OBTAIN TIMELY DELIVERY, YOU MUST REQUEST THIS INFORMATION NO LATER THAN FIVE BUSINESS DAYS BEFORE YOU MUST MAKE YOUR BUSINESS DECISION. ACCORDINGLY, YOU MUST REQUEST THIS INFORMATION NO LATER THAN JULY 14, 2003.

You can also obtain information about us on our world wide website (http://www.mercantile.com).

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FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of and pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. A forward-looking statement encompasses any estimate, prediction, opinion or statement of belief and the underlying management assumptions. These “forward-looking statements” include such words as “believes,” “expects,” “anticipates,” “intends” and similar expressions. Forward-looking statements appear in the discussions of matters such as identification of trends, loan growth, customer borrowing trends, business strategies and services, geopolitical uncertainties, conditions in the market for acquisitions, performance and prospects (including margins) of the Investment Wealth Management division, continuation or development of specified lending and other activities, credit quality, predictions or assessments related to determination and adequacy of loan loss allowances, monitored loans, internal controls, tax accounting, importance and effects of capital levels, effects of asset sensitivity and interest rates, earnings simulation model projections, efforts to mitigate market and liquidity risks, dividend payments and impact of FASB pronouncements. These statements are based on current expectations and assessments of potential developments affecting market conditions, interest rates and other economic conditions and are subject to the factors included in this prospectus under the caption “Risk Factors” and other risks described in our Annual Report on Form 10-K for the year ended December 31, 2002 as filed with the SEC and other reports filed by us with the SEC under applicable law. Our results may ultimately vary from the statements made in this prospectus.

The forward-looking statements are made as of the date of the applicable document, and, except as required by applicable law, we assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. You should consider these risks and uncertainties in evaluating forward-looking statements and you should not place undue reliance on these statements.

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SUMMARY

The following information is a summary that highlights information contained elsewhere in this prospectus. This summary may not contain all of the information you should consider before tendering your old notes for the new notes offered hereby. You should carefully read this prospectus and the documents incorporated by reference in this prospectus to understand fully the terms of the new notes, as well as the tax and other considerations that are important to you in making a decision about whether to exchange your old notes for the new notes. You should pay special attention to the “Risk Factors” section beginning on page 11 of this prospectus to determine whether an investment in the new notes is appropriate for you.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “Bankshares” “we,” “us,” “our” or similar references mean Mercantile Bankshares Corporation, and references to “MSD&T” mean Mercantile Safe-Deposit and Trust Company.

Mercantile Bankshares Corporation

Mercantile Bankshares Corporation was incorporated under the laws of Maryland on May 27, 1969. Bankshares is a financial holding company and a bank holding company registered under the Bank Holding Company Act of 1956.

Bankshares, with $10.79 billion in assets for the year ended December 31, 2002, is a regional multibank holding company with headquarters in Baltimore, Maryland. Bankshares is comprised of Mercantile-Safe Deposit and Trust Company and 19 affiliated community banks and a mortgage banking company. Sixteen banks are located in Maryland, three are in Virginia and one is in southern Delaware. Our largest bank, MSD&T, represents approximately 40% of our total assets and operates 22 offices in Maryland and one office in Pennsylvania.

Nearly all of our substantial trust operations and specialized corporate banking services are provided by MSD&T.

We place particular emphasis on long-term customer relationships by providing value-added services through our extensive affiliate bank network. Each affiliated community bank has its own name, management team and board of directors. Perhaps most importantly, each bank has strong historical ties to the families and businesses in the community it serves. Through its association with us, each bank is able to provide its customers with the sophisticated banking services and financial resources of a major banking organization.

Our principal executive offices are located at Two Hopkins Plaza, Baltimore, Maryland 21201 and our telephone number is (410) 237-5900.

Additional information about us and our subsidiaries is included in documents incorporated by reference in this prospectus. You should refer to “Available Information.”

Recent Developments

On March 13, 2003, we announced plans to acquire F&M Bancorp (“F&M”), a bank holding company headquartered in Frederick, Maryland. F&M is the parent company of Farmers and Mechanics Bank and Home Federal and operates 49 branches, 5 business unit offices and 81 ATMs in Frederick County and six contiguous Maryland counties. As a successor to a Maryland state chartered banking institution dating from 1817, Farmers and Mechanics Bank is one of the oldest banks in the country. At December 31, 2002, F&M had $2.1 billion in assets, $1.3 billion in loans and $1.6 billion in deposits; return on average equity and return on average assets for the year ended December 31, 2002 were 13.8% and 1.3%, respectively. The merger, which is subject to regulatory and F&M shareholder approval, is expected to be completed by the end of 2003.

The aggregate consideration that we will pay upon consummation of the merger has been fixed at approximately $123.5 million in cash and approximately 10.3 million shares of our common stock. These fixed pools of consideration would increase only if, and to the extent that, outstanding options to purchase shares of F&M common stock are exercised between March 13, 2003 and the third calendar day immediately prior to the effective time of the merger. If all of such outstanding options are exercised, the aggregate amount of consideration payable in the merger would increase to approximately $130.7 million in cash and approximately 10.9 million shares of our common stock.

We believe the merger solidifies our position as the largest Maryland-based banking company, enhancing our strong presence by increasing market share in high growth areas and affording us entry into new markets. Upon completion of the acquisition, we expect to become the state’s second largest banking company in terms of deposits, with approximately $9.90 billion.

The following table reflects capital and asset quality ratios as of December 31, 2002 for us, F&M and on a pro forma basis.

The following table reflects capital and asset quality ratios as of March 31, 2003 and December 31, 2002 for us, F&M and on a pro forma basis.

	As of March 31, 2003			As of December 31, 2002
	Mercantile	F&M	ProForma	Mercantile	F&M	ProForma
Tangible Equity / Tangible Assets	11.20%	8.97%	10.84%	11.37%	8.71%	10.93%
Tier 1 Ratio	14.58%	11.85%	14.15%	15.00%	11.74%	14.48%
Total Capital Ratio	15.87%	12.82%	15.38%	16.29%	12.67%	15.71%
Nonperforming Assets / (Loans + OREO)	0.37%	0.19%	0.34%	0.46%	0.19%	0.42%
Reserves / Loans	1.89%	1.04%	1.76%	1.90%	1.05%	1.77%
Reserves / Nonperforming Assets	511.59%	542.98%	514.23%	413.70%	548.70%	423.04%

Additional information about our acquisition of F&M is included in Note 22 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2002 as filed with the SEC.

The Exchange Offer

Old Notes	4.625% Subordinated Notes due 2013, which we issued on April 15, 2003 in transaction not requiring registration under the Securities Act.

New Notes

4.625% Subordinated Notes due 2013, Series B, the issuance of which has been registered under the Securities Act. The form and terms of the new notes are identical in all material respects to those of the old notes, except that certain transfer restrictions and the registration rights relating to the old notes do not apply to the new notes.

The Exchange Offer

We are offering to exchange $300,000,000 aggregate principal amount of the new notes for a like aggregate principal amount of the old notes. We sometimes refer to the old notes and the new notes collectively as the notes. Old notes may be exchanged only in multiples of $1000. We are making the exchange offer in order to satisfy our obligations under the registration rights agreement that we entered into with the initial purchasers of the old notes for the benefit of the holders of the old notes. For a description of the procedures for tendering old notes, please read “The Exchange Offer—Procedures for Tendering Old Notes.”

Expiration Date

5:00 p.m., New York City time, on July 21, 2003 unless we extend the exchange offer in our sole and absolute discretion, in which case the expiration date will be the latest date and time to which the exchange offer is extended.

Conditions to the Exchange Offer

The exchange offer is subject to certain conditions, which may be waived by us in our sole discretion. The exchange offer is not conditioned upon any aggregate principal amount of old notes being tendered for exchange.

Term of the Exchange Offer

We reserve the right in our sole and absolute discretion, subject to applicable law, at any time and from time to time, (i) to delay the acceptance of the old notes, (ii) to terminate the exchange offer if certain specified conditions have not been satisfied, (iii) to extend the expiration date of the exchange offer and retain all old notes tendered as a result of the exchange offer, subject, however, to the right of holders of old notes to withdraw their tendered old notes, or (iv) to waive any condition or otherwise amend the terms of the exchange offer in any respect.

Withdrawal Rights	Tenders of the old notes may be withdrawn at any time on or prior to the expiration date by delivering a written notice of such withdrawal to the exchange agent in conformity with certain procedures as set forth under “The Exchange Offer —Withdrawal Rights.”

Non-Acceptance

If we decide for any reason not to accept any old notes tendered for exchange, the old notes will be returned to the registered holder at our expense promptly after the expiration or termination of the exchange offer. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at The Depository Trust Company, referred to as DTC, any withdrawn or unaccepted old notes will be credited to the tendering holder’s account at DTC.

Procedures for Tendering Old Notes

Brokers, dealers, commercial banks, trust companies and other nominees who hold old notes through DTC must effect tenders by book-entry transfer through DTC’s Automated Tender Offer Program, or ATOP. Beneficial owners of old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such person promptly if they wish to tender old notes under the exchange offer. Tendering holders of old notes that do not use ATOP must complete and sign a letter of transmittal in accordance with the instructions contained in such letter and forward the same by mail, facsimile transmission or hand delivery, together with any other required documents, to the exchange agent, either with the certificates of the old notes to be tendered or in compliance with the specified procedures for guaranteed delivery of old notes. Tendering holders of old notes that use ATOP will, by so doing, acknowledge that they are bound by the terms of the letter of transmittal. Letters of transmittal and certificates representing old notes should not be sent to us. Such documents should only be sent to the exchange agent.

Acceptance of Old Notes and Delivery of New Notes

Subject to the satisfaction or waiver of the conditions to the exchange offer, we will accept for exchange any and all old notes that are properly tendered to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. The new notes issued pursuant to the exchange offer will be delivered promptly following the expiration date.

Resales of New Notes

Based on interpretations by the staff of the Securities and Exchange Commission, referred to as the SEC, as set forth in no-action letters issued to third parties, we believe that the new notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

•      you are acquiring the new notes in the ordinary course of your business;

•      you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of the new notes; and

•      you are not our affiliate.

If you are an affiliate of ours, are engaged in or intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the new notes:

•      you will not be able to rely on the interpretations of the staff of the SEC set forth in the above-mentioned interpretive letters;

•      you will not be permitted or entitled to tender such old notes in the exchange offer; and

•      you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of such old notes unless such sale is made in reliance on an exemption from such requirements.

Furthermore, any broker-dealer that acquired any of its old notes directly from us:

•      may not rely on the applicable interpretations of the staff of the SEC; and

•      must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

Broker-Dealers

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes which were received by such broker-dealer as a result of market making activities or other trading activities. We have agreed that, for a period of up to 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale, subject to our right under some circumstances to restrict such use of this prospectus. See “Plan of Distribution.”

Registration Rights Agreements

When we issued the old notes on April 15, 2003, we entered into a registration rights agreement with the initial purchasers of the old notes. Under the terms of the registration rights agreement, we agreed to use our reasonable best efforts to file with the SEC and cause to become effective a registration statement relating to an offer to exchange the old notes for the new notes.

If we do not complete the exchange offer by August 3, 2003, the interest rate borne by the old notes will be increased by 50 basis points to 5.125% per annum until the exchange offer is completed, or until the old notes are freely transferable under Rule 144 of the Securities Act. In addition, if the exchange offer registration statement ceases to be effective or usable in connection with resales of the new notes during periods specified in the registration rights agreement, the interest rate borne by the old notes and the new notes will be increased by 50 basis points to 5.125% per annum until the registration defects are cured.

Under the circumstances set forth in the registration rights agreement, holders of old notes, including holders who are not permitted to participate in the exchange offer or who may not freely sell new notes received in the exchange offer, may require us to file and cause to become effective a shelf registration statement covering resales of the old notes by these holders. If such shelf registration statement ceases to be effective or usable in connection with resales of the new notes during periods specified in the registration rights agreement, the interest rate borne by the old notes and the new notes will be increased by 50 basis points to 5.125% per annum until the registration defects are cured.

A copy of the registration rights agreement is included as an exhibit to the registration statement of which this prospectus is a part.

Exchange Agent

The exchange agent with respect to the exchange offer is the JPMorgan Chase Bank. The address, telephone and facsimile number of the exchange agent are set forth in “The Exchange Offer—Exchange Agent” and in the letter of transmittal.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

Material Federal Income Tax Consequences

The exchange of old notes for new notes in the exchange offer will not be a taxable exchange for United States federal income tax purposes, and you should not recognize any taxable gain or loss or any interest income as a result of such exchange.

Consequences of Not Exchanging Your Old Notes

If you do not exchange your old notes in the exchange offer, you will continue to be subject to the restrictions on transfer described in the legend on the certificate for your old notes. In general, you may offer or sell your old notes only:

•      if they are registered under the Securities Act and applicable state securities laws;

•      if they are offered or sold under an exemption from registration under the Securities Act and applicable state securities laws; or

•      if they are offered or sold in a transaction exempt from the requirements of the Securities Act and applicable state securities laws.

We do not currently intend to register the old notes under the Securities Act. For more information regarding the consequences of not tendering your old notes, see “The Exchange Offer —   Consequences of Failing to Exchange Old Notes.”

The New Notes

Securities Offered

$300,000,000 aggregate principal amount of 4.625% Subordinated Notes due 2013, Series B, which have been registered under the Securities Act. The new notes will be issued under the indenture, dated as of April 15, 2003, by and between us and JPMorgan Chase Bank, as trustee, which is the same indenture under which the old notes were issued. The terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes have been registered under the Securities Act, will not be subject to certain restrictions on transfer applicable to the old notes and generally will not be entitled to further registration rights or any special interest premium under the registration rights agreement. The new notes issued in the exchange offer will evidence the same debt as the outstanding old notes that they replace.

Maturity	April 15, 2013.

Interest Payment Dates	April 15th and October 15th of each year, beginning on October 15, 2003.

Ranking

The notes will be:

•   our unsecured obligations;

•   subordinated in right of payment to all of our senior indebtedness and secured indebtedness;

•   effectively subordinated to all existing and future debt and all other liabilities of our subsidiaries; and

•   senior in right of payment to all of our junior subordinated indebtedness.

As of March 31, 2003, we had $58.4 million of outstanding indebtedness (excluding the old notes) and $224.6 million of unsecured commercial paper, both of which would rank senior to the new notes, and (excluding the old notes) no indebtedness which would rank equally with or junior to the new notes. Our unsecured commercial paper is used in our overnight investment program, and we generally have $200 million to $275 million of commercial paper outstanding under this program. As of March 31, 2003, the aggregate indebtedness for money borrowed of our subsidiaries was approximately $776.1 million.

Limited Right of Acceleration

Payment of principal on the notes may be accelerated only in the event of our bankruptcy, insolvency or reorganization, or the appointment of a receiver for MSD&T. There will be no right of acceleration of the payment of principal of the notes upon default in payment of principal of or interest on the notes or in the performance of any of our other covenants or agreements contained in the notes or in the indenture for the notes.

Ratings

We expect that the new notes will be rated A by Standard & Poor’s and A2 by Moody’s Investors Services. A rating reflects only the view of a rating agency, and it is not a recommendation to buy, sell or hold the new notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if such rating agency decides that circumstances warrant that change.

Optional Redemption

With the prior approval of the Federal Reserve, we may redeem all or part of the notes at any time at a “make-whole” redemption price, together with accrued interest on such notes to the redemption date, subject to certain conditions. See “Description of the Notes—Optional Redemption.”

No Prior Market

The new notes generally will be freely transferable, but the new notes are a new issue of securities and there is currently no established trading market for the new notes. Accordingly, there can be no assurance as to the development or liquidity or any market for the new notes. The initial purchasers of the old notes advised us that they currently intend to make a market in the new notes. However, they are not obligated to do so, and any market making with respect to the new notes may be discontinued without notice. We do not intend to apply for a listing of the new notes on any securities exchange or an automated dealer quotation system.

Further Issues

We may from time to time, without notice to or the consent of the holders of the new notes, create and issue additional notes having the same terms as and ranking equally and ratably with the new notes offered hereby in all respects, except for the issue price and the issue date, as described more fully in “Description of the Notes—Further Issues.”

Form and Denomination

The new notes will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000 thereof. Each new note will be evidenced by a global security deposited with the trustee for the notes, as custodian for The Depository Trust Company.

Risk Factors	For a discussion of considerations relevant to an investment in the notes or the exchange of old notes for new notes which should be carefully considered by you, please read “Risk Factors.”

SELECTED FINANCIAL DATA

	At or For the Quarter Ended 03/31/2003	At or For the Year Ended December 31,
		2002	2001	2000	1999	1998
(dollars in thousands)
Financial Condition Data (at end of period):
Total assets	$11,018,621	$10,790,376	$9,928,786	$8,938,030	$7,895,024	$7,609,563
Securities available for sale	2,641,976	2,511,192	2,288,694	1,676,554	1,743,942	1,880,462
Securities held to maturity	53,918	53,391	52,269	50,754	25,592	27,079
Total loans, net of allowance	7,306,126	7,173,426	6,764,783	6,554,682	5,600,945	5,108,467
Goodwill and other intangibles	133,147	110,235	112,024	113,452	51,636	52,930
Deposits	8,495,483	8,260,940	7,447,372	6,796,541	5,925,083	5,958,346
Borrowings	1,059,052	1,110,599	1,122,715	874,015	922,180	552,879
Shareholders’ equity	1,352,294	1,324,358	1,230,206	1,173,301	974,040	999,359
Nonperforming assets	27,449	33,503	33,100	31,370	20,792	22,584
Allowance for loan and lease losses	140,427	138,601	141,463	138,612	117,997	112,423
Operations Data:
Interest and dividend income	$140,162	$586,386	$649,766	$646,495	$559,168	$555,392
Interest expense	29,036	144,582	231,525	237,110	190,082	202,027

Net interest income	111,126	441,804	418,241	409,385	369,086	353,365
Provision for loan losses	3,016	16,378	13,434	17,231	12,056	11,489

Net interest income after provision for loan losses	108,110	425,426	404,807	392,154	357,030	341,876
Net securities gains (losses)	815	846	4,248	69	(73)	8
Other noninterest income	37,038	142,904	141,242	125,472	122,064	108,685
Noninterest expense	69,781	272,608	263,959	243,505	230,420	219,005

Income before income tax expense	76,182	296,568	286,338	274,190	248,601	231,564
Income tax expense	27,196	106,330	105,043	98,960	90,864	84,436

Income before cumulative effect of change in accounting principle	48,986	190,238	181,295	175,230	157,737	147,128
Cumulative effect of change in accounting principle, net of tax	0	0	0	0	0	0

Net income	$48,986	$190,238	$181,295	$175,230	$157,737	$147,128

Other Data:
Return on average assets	1.89%	1.88%	1.96%	2.11%	2.07%	2.03%
Return on average equity	15.34	15.12	15.15	16.62	16.23	15.21
Average equity to average assets	12.31	12.43	12.97	12.70	12.74	13.32
Interest rate spread	4.11	4.05	3.78	4.10	4.15	4.08
Net interest margin	4.57	4.65	4.83	5.26	5.17	1.12
Nonperforming loans as a percent of total loans at end of period	0.37	0.46	0.48	0.45	0.33	0.41
Nonperforming assets as a percent of total assets at end of period	0.25	0.31	0.33	0.35	0.26	0.30
Allowance for loan and lease losses as a percent of nonperforming loans at end of period	515.23	415.33	429.73	456.49	616.85	527.73
Risk-based capital ratios:
Tier 1	14.58%	15.00%	15.41%	15.79%	16.48%	17.94%
Total	15.87%	16.29%	16.72%	17.14%	17.81%	19.28%
Tier 1 leverage capital ratio at end of period	11.26%	11.20%	11.60%	12.15%	11.96%	12.51%
Ratio of earnings to fixed charges (a):
Including interest on deposits	3.5 x	3.0 x	2.2 x	2.1 x	2.3 x	2.1 x
Excluding interest on deposits	16.7 x	12.7 x	9.1 x	5.7 x	8.0 x	9.5 x

(a)	For purposes of computing the ratios of earnings to fixed charges, earnings represents income before income taxes and fixed charges. Fixed charges excluding interest on deposits include interest expense (other than on deposits) and one-third (the proportion deemed representative of the interest factor) of all rents. Fixed charges including interest on deposits include all interest expense and one-third (the proportion deemed representative of the interest factor) of all rents.

RISK FACTORS

You should carefully review the information contained elsewhere or incorporated by reference in this prospectus and should particularly consider the following factors, which do not necessarily appear in the order of importance, before deciding whether to exchange your old notes for the new notes. Investors should consider all of these factors to be important.

Risks Related to Our Business

Changes in interest rates may adversely affect our earnings.

Our earnings depend largely on the relationship between the yield on our interest-earning assets and our cost of funds. This relationship, known as the interest rate spread, is subject to fluctuation and is affected by economic and competitive factors which influence market interest rates, the volume and mix of interest-earning assets and interest-bearing liabilities, and the level of non-performing assets. Fluctuations in market interest rates affect our customers’ demand for our products and services.

During the year 2001, in response to a slowing economy, the Federal Reserve took action to reduce short-term interest rates by 475 basis points. The magnitude and time frame for this action were unprecedented. The continued slow economy prompted the Federal Reserve to reduce short-term interest rates by 50 basis points in the fourth quarter of 2002. We are asset sensitive, with our interest-bearing assets repricing more quickly than our interest-bearing liabilities in response to changes in interest rates. In a falling rate environment, our net interest margin (net interest income expressed as a percent of average earning assets) tends to compress, and growth in net interest income tends to slow.

Interest rates do and will continue to fluctuate, and we cannot predict future Federal Reserve actions or other factors that will cause rates to change.

Our credit risk exposure could adversely affect our earnings and financial condition.

Commercial loans, including commercial real estate loans are typically subject to a higher credit risk than other types of loans, including residential real estate or consumer loans, because they usually involve larger loan balances to a single borrower and are more susceptible to a risk of default during an economic downturn. Because our loan portfolio contains a significant number of commercial loans, the deterioration of one or a few of these loans may cause a significant increase in nonperforming loans. An increase in nonperforming loans could cause an increase in the provision for loan losses and an increase in loan charge-offs which could adversely impact our results of operations and financial condition.

In an attempt to mitigate our loan and lease losses, we maintain an allowance for loan and lease losses based on, among other things, national and regional economic conditions, historical loss experience and delinquency trends. However, we cannot predict loan and lease losses with certainty, and we cannot assure you that charge-offs in future periods will not exceed the allowance for loan and lease losses. If our allowance for loan and lease losses is not sufficient to cover actual loan and lease losses, our earnings would decrease.

In addition, regulatory agencies, as an integral part of their examination process, review our allowance for loan and lease losses and may require additions to the allowance based on their judgment about information available to them at the time of their examination. Factors that require an increase in our allowance for loan and lease losses could reduce our earnings.

We and our affiliated banks operate in a highly regulated industry, which limits the manner and scope of our business activities.

We and our affiliate banks are subject to extensive supervision, regulation and examination by bank regulatory agencies. As a result, we are limited in the manner in which we and our affiliate banks conduct our businesses, undertake new investments and activities and obtain financing. This regulatory structure is designed primarily for the protection of the deposit insurance funds and our depositors and not to benefit our other creditors. This regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to capital levels, the timing and amount of dividend payments, the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes.

Our proposed merger with F&M Bancorp may not be successful.

On March 13, 2003, we and F&M Bancorp announced a definitive merger agreement pursuant to which we will acquire F&M in a transaction valued at approximately $500 million as of the date of the announcement of the transaction. We expect the acquisition of F&M to provide substantial benefits to our business and our stockholders. We may not, however, achieve these benefits if:

•	our business and that of F&M are not combined successfully, or such combination takes longer, is more difficult, time-consuming or costly to accomplish than we expect;

•	the expected growth opportunities or cost savings from the transaction are not fully realized or take longer to realize than we expect;

•	we experience deposit attrition, customer losses and business disruption following the transaction, including adverse effects on relationships with employees;

•	the regulatory approvals required for the transaction are not obtained on the proposed terms or on the anticipated schedule; or

•	the stockholders of F&M fail to approve the transaction.

Current events, both international and local, could have a material effect on our results.

The economic impact of the United States military operations in Iraq, as well as the war on terrorism and the possibility of any terrorist attacks in response to these operations, is uncertain but could have a material effect on general economic conditions, consumer confidence and market liquidity. Further, the geographic concentration of our business in the vicinity of the nation’s capital may place our business at greater risk of terrorist activity. A deterioration in economic conditions in the Washington-Baltimore metropolitan area could have a material adverse impact on the quality of our loan portfolio and the demand for our products and services, and, accordingly, on our results of operations. No assurance can be given as to the effect of these events on the performance of our businesses.

Changes in laws, government regulation and monetary policy may have a material effect on our results of operations.

Financial institution regulation has been the subject of significant legislation in recent years and may be the subject of further significant legislation in the future, none of which is within our control. Significant new laws or changes in, or repeals of, existing laws, including with respect to federal and state taxation, may cause our results of operations to differ materially. Further, federal monetary policy, particularly as implemented through the Federal Reserve, significantly affects credit conditions for our affiliated banks, primarily through open market operations in U.S. government securities and the discount rate for bank borrowings and reserve requirements. A material change in any of these conditions would have a material impact on our results of operations.

Risks Related to the Notes

Your failure to exchange old notes may adversely affect your ability to sell such notes.

The old notes have not been registered under the Securities Act or any state securities laws and therefore may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the

Securities Act and any other applicable securities laws, or pursuant to an exemption from the applicable securities laws or in a transaction not subject to such laws, and in each case in compliance with certain other conditions and restrictions. Old notes which remain outstanding after consummation of the exchange offer will continue to bear a legend reflecting such restrictions on transfer. In addition, upon consummation of the exchange offer, holders of old notes which remain outstanding will not be entitled to any rights to have such old notes registered under the Securities Act or to any similar rights under the registration rights agreement, subject to certain limited exceptions. We do not intend to register under the Securities Act any old notes which remain outstanding after consummation of the exchange offer, subject to such limited exceptions, if applicable. To the extent that old notes are tendered and accepted in the exchange offer, your ability to sell untendered old notes could be adversely affected.

There is no existing public market for the new notes.

Although the new notes may be resold or otherwise transferred by holders who are not our affiliates without compliance with the registration requirements under the Securities Act, they will constitute a new issue of notes with no established trading market. If a public trading market develops, future trading prices of the new notes will depend on many factors, including, among others, prevailing interest rates, our operating results and the market for similar notes. The initial purchasers of the old notes have informed us that they currently intend to make a market in the notes. However, they are not obligated to do so and any such activity may be terminated at any time without notice to the holders of the notes. In addition, any market making activity will be subject to the limits of the Securities Act and may be limited during the pendency of the exchange offer. Accordingly, we cannot assure you that an active public or other market will develop for the new notes, or as to the liquidity of or the trading market for the new notes. If an active public market does not develop, the market price and liquidity of the new notes may be adversely affected. In addition, we do not intend to apply for listing of the new notes on any securities exchange or for quotation through the Nasdaq Stock Market, Inc.

If you are a broker-dealer or an affiliate of us, your ability to transfer the notes may be restricted.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. Our obligation to make this prospectus available to such broker-dealer is limited. Consequently, we cannot guarantee that a proper prospectus will be available to broker-dealers wishing to resell their new notes. See “Plan of Distribution.” If you exchange your old notes in the exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Notwithstanding the registration of the new notes in the exchange offer, holders who are “affiliates” (as defined under Rule 405 of the Securities Act) of us may publicly offer for sale or resell the new notes only in compliance with the provisions of Rule 144 under the Securities Act.

We are not obligated to notify you of defects or irregularities in the exchange offer procedures.

Subject to conditions set forth under “The Exchange Offer — Conditions to the Exchange Offer,” issuance of the new notes in exchange for old notes tendered and accepted for exchange under the exchange offer will be made only after a timely receipt by the exchange agent of:

•	certificates for old notes or a book-entry confirmation of a book-entry transfer of old notes into the exchange agent’s account at DTC;

•	a completed and signed letter of transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message in lieu of the letter of transmittal; and

•	any other documents required by the letter of transmittal.

Therefore, holders of the old notes desiring to tender such old notes should allow sufficient time to ensure timely delivery. See “The Exchange Offer—Acceptance of Old Notes for Exchange; Delivery of New Notes” and “—Procedures for Tendering Old Notes.” Neither we nor the exchange agent has any duty to notify you of any defects or irregularities with respect to the tenders of old notes for exchange.

The ability of our affiliated banks to pay dividends or lend funds to us is subject to regulatory limitations which, to the extent we need but are not able to access such funds, may prevent us from making payments on the new notes.

We are a financial holding company and a bank holding company and as a result, much of our income consists of dividends received from our affiliated banks. This means we rely primarily upon dividends from our affiliated banks to pay the interest expense on our debt obligations. Federal and state bank regulations limit our affiliated banks from paying dividends directly or indirectly to us, from making any extensions of credit to us, from transferring assets to us and from investing in our stock or securities. These regulations also prevent us from borrowing from our affiliated banks unless the loans are secured by collateral. In addition, we cannot assure that our affiliated banks will be able to continue to pay dividends to us at past levels, if at all. If we do not receive sufficient cash dividends or borrowings from our affiliate banks, we may not have sufficient funds to make interest payments on the new notes.

Your right to receive payments on the new notes will be junior to our existing and future senior indebtedness and secured indebtedness and to claims of creditors of our subsidiaries.

The new notes are our general, unsecured obligations, subordinated in right of payment to all of our present and future senior indebtedness and secured indebtedness, and effectively subordinated in right of payment to indebtedness and other liabilities of our subsidiaries (including trade payables and deposits). As of March 31, 2003, we had $58.4 million of outstanding indebtedness (excluding the old notes) and $224.6 million of unsecured commercial paper, both of which would rank senior to the new notes, and (excluding the old notes) no indebtedness which would rank equally with or junior to the new notes. Our unsecured commercial paper is used in our overnight investment program, and we generally have $200 million to $275 million of commercial paper outstanding under this program. As of March 31, 2003, the aggregate indebtedness for money borrowed of our subsidiaries was approximately $776.1 million. By reason of such subordination, in the event of our liquidation or insolvency, our creditors who are not holders of senior indebtedness or secured indebtedness, including holders of the new notes, may recover less, ratably, than holders of senior indebtedness or secured indebtedness.

Our and our subsidiaries’ ability to incur additional debt could adversely affect our ability to repay the new notes.

The indenture pursuant to which the new notes are issued permits us and our subsidiaries to borrow additional funds. As a result, any new subordinated debt that we incur will have the same repayment priority as the notes and any existing or future senior or secured debt will rank higher than the notes. In addition, the agreements under which our subsidiaries borrow funds may restrict the amount of money that they may pay to us as dividends.

USE OF PROCEEDS

The exchange offer is intended to satisfy certain of our obligations under the registration rights agreement. We will not receive any cash proceeds from the exchange offer. Any old notes that are tendered and exchanged pursuant to the exchange offer will be retired and cancelled. Accordingly, the issuance of the new notes will not result in any increase or decrease in our indebtedness.

CAPITALIZATION

The following table sets forth the consolidated capitalization of Bankshares and its subsidiaries at March 31, 2003 on an actual basis and as adjusted to reflect the sale of the notes. You should read the information in this table together with our consolidated financial statements and notes thereto, which are included in the documents incorporated by reference herein. You should refer to “Available Information.”

	March 31, 2003
	Actual	Pro Forma
	(dollars in thousands)
Deposits	$8,495,483	$8,495,483
Long-term debt:
Subordinated	—	300,000
Other	290,576	290,576

Total long-term debt	290,576	590,576

Total deposits and long-term debt	$8,786,059	$9,086,059

Shareholders’ equity
Common stock	$137,839	$137,839
Surplus	124,029	124,029
Retained earnings	1,038,143	1,038,143
Accumulated other comprehensive income	52,283	52,283

Total shareholders’ equity	$1,352,294	$1,352,294

THE EXCHANGE OFFER

Purpose of the Exchange Offer

In connection with the sale of the old notes, we entered into a registration rights agreement with the initial purchasers of the old notes. Under the registration rights agreement, we agreed to use our reasonable best efforts to complete the exchange offer and to file and cause to become effective with the SEC a registration statement for the exchange of the old notes for new notes with terms identical in all material respects to the terms of the old notes. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is part.

The terms of the new notes are the same as the terms of the old notes except that the new notes have been registered under the Securities Act and will not be subject to some restrictions on transfer that apply to the old notes. In that regard, the old notes provide, among other things, that if a registration statement relating to the exchange offer has not been filed and declared effective, or the exchange offer is not completed, within the periods specified in the registration rights agreement, the interest rate on the old notes will increase by 50 basis points to 5.125% per annum until the registration statement is filed or declared effective, or the exchange offer is completed, as the case may be. Upon completion of the exchange offer, holders of old notes will not be entitled to any further registration rights or increases in interest rate under the registration rights agreement, except under limited circumstances. See “—Consequences of Failing to Exchange Old Notes” and “Description of the New Notes.”

The exchange offer is not being made to holders of old notes in any jurisdiction in which the exchange offer or the acceptance of the notes would not comply with the securities or blue sky laws of such jurisdiction.

Unless the context requires otherwise, the term “holder” with respect to the exchange offer means any person in whose name the old notes are registered or any person who has obtained a properly completed bond power from the registered holder, or any person whose old notes are held of record by DTC who desires to deliver such old notes by book-entry transfer at DTC.

Terms of the Exchange Offer

Upon the terms and subject to the conditions described in this prospectus and in the accompanying letter of transmittal, we will accept for exchange old notes which are properly tendered on or prior to the expiration date and not withdrawn as permitted below. As used herein, the term “expiration date” means 5:00 p.m., New York City time, on July 21, 2003, unless we extend the exchange offer, in our sole and absolute discretion, in which case the expiration date will be the latest time and date to which the exchange offer is extended.

We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and delay acceptance for exchange of any old notes. Notice of any extension will be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any such extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

We also expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes, upon the occurrence of any of the conditions of the exchange offer specified under “—Conditions to the Exchange Offer.” We will give oral (confirmed in writing) or written notice of any amendment, termination or non-acceptance to the holders of the old notes as promptly as practicable.

Holders may tender their old notes in whole or in part in any integral multiple of $1,000 principal amount. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered. As of the date of this prospectus, $300,000,000 aggregate principal amount of the old notes is outstanding. Holders of old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

Old notes which are not tendered or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture, but will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. See “—Consequences of Failing to Exchange Old Notes.”

Neither we nor our Board of Directors makes any recommendation to you as to whether to tender or refrain from tendering all or any portion of your old notes pursuant to the exchange offer. In addition, no one has been authorized to make any such recommendation. You must make your own decision whether to tender pursuant to the exchange offer and, if so, the aggregate amount of old notes to tender based your own financial positions and requirements.

Procedures for Tendering Old Notes

Valid Tender.    Brokers, dealers, commercial banks, trust companies and other nominees who hold old notes through DTC must effect tenders by book-entry transfer through DTC’s ATOP system. In order for old notes held through DTC to be validly tendered under the exchange offer, a properly completed and duly executed letter of transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, or an agent’s message (as defined below) in lieu of such letter of transmittal, must be received by the exchange agent at its address set forth under “—Exchange Agent” on or prior to the expiration date. In addition, either:

•	a timely confirmation of a book-entry transfer (a “book-entry confirmation”) of such old notes, if such procedure is available, into the exchange agent’s account at DTC pursuant to the procedure for book-entry transfer described herein must be received by the exchange agent, prior to the expiration date, with the letter of transmittal or an agent’s message in lieu of such letter of transmittal; or

•	the guaranteed delivery procedures set forth in this prospectus must be complied with.

As used in this prospectus, the term “agent’s message” means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant stating that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce such letter of transmittal against such participant.

In order for old notes not held through DTC to be validly tendered under the exchange offer, a properly completed and duly executed letter of transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must be received by the exchange agent at its address set forth under “—Exchange Agent” on or prior to the expiration date. In addition, either:

•	certificates for such tendered old notes must be received by the exchange agent along with the letter of transmittal; or

•	the guaranteed delivery procedures set forth in this prospectus must be complied with.

If old notes are registered in the name of a person other than the person tendering such old notes, the certificates representing the old notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as we or the exchange agent determine in our sole discretion, duly executed by, the registered holder with the signature thereon guaranteed by an eligible institution (as defined below).

If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

If less than all of the old notes represented by any certificate are tendered, a tendering holder should fill in the amount of old notes being tendered in the appropriate box on the letter of transmittal. The entire amount of old notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

Book-Entry Transfer.    For purposes of the exchange offer, the exchange agent will request that an account be established with respect to the old notes at DTC within two business days after the date of this prospectus, unless the exchange agent already has established an account with DTC suitable for the exchange offer. Any financial institution that is a participant in DTC’s book-entry transfer facility system must make a book-entry delivery of the old notes by causing DTC to transfer such old notes into the exchange agent’s account at DTC in accordance with DTC’s ATOP procedures for transfers. Such holder of old notes using ATOP should transmit its acceptance to DTC on or prior to the expiration date, or comply with the guaranteed delivery procedures set forth below. DTC will verify such acceptance, execute a book-entry transfer of the tendered old notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of such book-entry transfer, including an agent’s message confirming that DTC has received an express acknowledgment from such holder that such holder has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder. Although delivery of old notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile thereof or an agent’s message in lieu thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth under “—Exchange Agent” on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

A beneficial owner of old notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact such entity promptly if such beneficial owner wishes to participate in the exchange offer.

Certificates.    If the tender is not made through ATOP, certificates representing old notes, as well as the letter of transmittal, or facsimile thereof, properly completed and duly executed, with any required signature guarantees, and any other documents required by the letter of transmittal, must be received by the exchange agent at its address set forth under “—Exchange Agent” on or prior to the expiration date in order for such tender to be effective, or the guaranteed delivery procedure set forth herein must be complied with.

Signature Guarantees.    Certificates for the old notes need not be endorsed and signature guarantees on the letter of transmittal are unnecessary unless:

•	a certificate for the old notes is registered in a name other than that of the person surrendering the certificate; or

•	the holder completes the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” in the letter of transmittal.

In the case of the above conditions, such certificates for old notes must be duly endorsed or accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the letter of transmittal guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an “eligible guarantor institution,” including (as such terms are defined therein): (a) a bank; (b) a broker, dealer, municipal securities broker or dealer or government securities broker or dealer; (c) a credit union; (d) a national securities exchange, registered securities association or clearing agency; or (e) a savings association that is a participant in a Securities Transfer Association (referred to as an “eligible institution”), unless surrendered on behalf of such eligible institution. See Instruction 1 to the letter of transmittal.

Delivery.    The method of delivery of the book-entry confirmation or certificates representing tendered old notes, the letter of transmittal, and all other required documents is at the option and sole risk of the tendering holder, and delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, registered mail, return receipt requested, properly insured, or an overnight delivery service is recommended. In all cases, sufficient time should be allowed to ensure timely delivery. Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the exchange agent.

Guaranteed Delivery.    If a holder desires to tender old notes under the exchange offer and the certificates for such old notes are not immediately available or time will not permit all required documents to reach the exchange agent on or prior to the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, such old notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:

•	such tenders are made by or through an eligible institution;

•	a properly completed and duly executed notice of guaranteed delivery, substantially in the form accompanying the letter of transmittal, guaranteeing delivery to the exchange agent of either a book-entry confirmation or the certificates representing the tendered old notes in compliance with the requirements set forth in this prospectus, is received by the exchange agent on or prior to the expiration date; and

•	a book-entry confirmation or the certificates representing the tendered old notes, in proper form for transfer, together with a properly completed and duly executed letter of transmittal, or facsimile thereof, or an agent’s message in lieu thereof, with any required signature guarantees and any other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of such notice of guaranteed delivery.

The notice of guaranteed delivery may be delivered by hand, or transmitted by facsimile or mail to the exchange agent and must include a guarantee by an eligible institution in the form set forth in such notice.

Our acceptance for exchange of old notes tendered in compliance with any of the procedures described above will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer.

Determination of Validity.    We will determine all questions as to the form of documents, validity, eligibility, including time of receipt, and acceptance for exchange of any tendered old notes, in our sole discretion, and our determination shall be final and binding on all parties. We reserve the absolute right, in our sole and absolute discretion, to reject any and all tenders determined by us not to be in proper form or the acceptance of which, or exchange for, may, in the opinion of our counsel, be unlawful. We also reserve the absolute right, subject to applicable law, to waive any of the conditions of the exchange offer as set forth under “—Conditions to the Exchange Offer” or any condition or irregularity in any tender of old notes of any particular holder whether or not similar conditions or irregularities are waived in the case of other holders.

Our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and the instructions thereto, will be final and binding. No tender of old notes will be deemed to have been validly made until all irregularities with respect to such tender have been cured or waived. Neither we nor the exchange agent or any other person shall be under any duty to give any notification of any irregularities in tenders or incur any liability for failure to give any such notification.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes. See “—Conditions to the Exchange Offer.” For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange if and when we give oral (confirmed in writing) or written notice of acceptance to the exchange agent. The exchange agent will act as agent for us for the purpose of receiving tenders of old notes.

The holder of each old note accepted for exchange will receive a new note in the amount equal to the surrendered old note. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid on the old notes. Holders whose old notes are accepted for exchange will not receive any payment in respect of accrued interest on old notes otherwise payable on any interest payment date, the record date for which occurs on or after the consummation of the exchange offer.

In all cases, issuance of new notes for old notes that are accepted for exchange will be made only after timely receipt by the exchange agent of:

•	certificates for such old notes or a timely book-entry confirmation of a book-entry transfer of such old notes into the exchange agent’s account at DTC,

•	a properly completed and duly executed letter of transmittal or an agent’s message in lieu thereof, and

•	all other documents required by the letter of transmittal.

Accordingly, the delivery of new notes might not be made to all tendering holders at the same time, and will depend upon when book-entry confirmations with respect to old notes or certificates representing old notes and other required documents are received by the exchange agent.

If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged old notes will be returned without expense to the tendering holder (or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry procedures described below, such non-exchanged old notes will be credited to an account maintained by the tendering holder with DTC) as promptly as practicable after the expiration or termination of the exchange offer.

Withdrawal Rights

Except as otherwise provided in this prospectus, you may withdraw your tender of old notes at any time on or prior to 5:00 p.m., New York City time, on the expiration date. For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at the address set forth under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date and prior to acceptance for exchange. This notice must specify:

•	the name of the person having tendered the old notes to be withdrawn,

•	the old notes to be withdrawn (including the certificate number(s), if applicable, and the principal amount of such old notes), and

•	where certificates for old notes have been transmitted, the name in which such old notes are registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless such holder is an eligible institution. If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC.

We will make a final and binding determination on all questions as to the validity, form and eligibility (including time of receipt) of such notices. Neither we nor the exchange agent or any other person is under any duty to give any notification of any irregularities or defects in any notice of withdrawal, nor will we or any of those persons incur any liability for failure to give such notice. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes tendered for exchange but not exchanged for any reason will be returned to the holder without cost to such holder (or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described above, such old notes will be credited to an account maintained with DTC for the old notes) as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be re-tendered by following one of the procedures described under “—Procedures for Tendering Old Notes” above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, if any of the following events occur prior to acceptance of such old notes:

•	the exchange offer violates any applicable law or applicable interpretation of the staff of the SEC;

•	an action or proceeding shall have been instituted or threatened in any court or by any governmental agency that might materially impair our ability to proceed with the exchange offer;

•	we shall not have received all governmental approvals that we deem necessary to consummate the exchange offer; or

•	there has been proposed, adopted, or enacted any law, statute, rule or regulation that, in our reasonable judgment, would materially impair our ability to consummate the exchange offer.

The conditions stated above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition or may be waived by us in whole or in part at any time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. If we waive or amend the foregoing conditions, we will, if required by applicable law, extend the exchange offer for a minimum of five business days from the date that we first give notice, by public announcement or otherwise, of such waiver or amendment, if the exchange offer would otherwise expire within that five business-day period. Our determination concerning the events described above will be final and binding on all parties.

In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes, if at such time any stop order by the SEC is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part, or the qualification of the indenture under the Trust Indenture Act of 1939, as amended, referred to as the Trust Indenture Act.

Exchange Agent

JPMorgan Chase Bank has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal, notices of guaranteed delivery and certificates representing old notes should be directed to the exchange agent at the address set forth below. Questions and requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Certified or Registered Mail:	By Overnight Courier or Hand:

JPMorgan Chase Bank Institutional Trust Services P.O. Box 2320 Dallas, Texas 75221-2320 Attention: Beth Mullin	JPMorgan Chase Bank Institutional Trust Services 2001 Bryan Street, 9th Floor Dallas, Texas 75201 Attention: Beth Mullin

Facsimile Transmission Number:

(214) 468-6494

(Eligible Institutions Only)

Confirm By Telephone:

(214) 468-6464

Delivery of the letter of transmittal, notice of guaranteed delivery and certificates representing old notes to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of such documentation.

Fees and Expenses

We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services and pay other registration expenses, including fees and expenses of the trustee under the indenture relating to the new notes, filing fees, blue sky fees and printing and distribution expenses. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of old notes and in handling or tendering for their customers. We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer.

Solicitation of tenders may be made by telephone, facsimile or in person by our and our affiliates’ officers and regular employees.

Accounting Treatment

We will record the new notes at the same carrying value as the old notes for which they are exchanged, which is the aggregate principal amount of the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. The expenses of the exchange offer will be amortized over the term of the new notes.

Transfer Taxes

You will not be obligated to pay any transfer taxes in connection with the tender of old notes in the exchange offer unless you instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any potentially applicable transfer tax.

Consequences of Failing to Exchange Old Notes

If you do not exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to the provisions of the indenture relating to the notes regarding transfer and exchange of the old notes and the restrictions on transfer of the old notes described in the legend on your certificates. These transfer restrictions are required because the old notes were issued under an exemption from the registration requirements of the Securities Act and applicable state securities laws. In general, the old notes may not be offered or sold unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the old notes under the Securities Act.

As a result of making this exchange offer, we will have fulfilled one of our obligations under the registration rights agreement. You generally will not have any further registration rights under the registration rights agreement or otherwise if you do not tender your old notes. Accordingly, if you do not exchange your old notes for new notes, you will continue to hold your untendered old notes and will be entitled to all the rights and limitations applicable thereto under the indenture, except to the extent of those rights or limitations that, by their terms, terminate or cease to have further effectiveness as a result of the exchange offer (including the right to receive a special interest premium under the registration rights agreement due to our failure to complete the exchange offer or to cause a registration statement covering resales of the old notes to become effective within the time periods set forth in the registration rights agreement).

To the extent that any old notes are tendered and accepted in the exchange offer, the trading market, if any, for the untendered old notes could be adversely affected.

Resales of New Notes

We are making the exchange offer for the new notes in reliance on the position of the staff of the Division of Corporation Finance of the SEC as set forth in certain interpretive letters addressed to third parties in other transactions. However, we did not seek our own interpretive letter and we cannot assure that the staff of the Division of Corporation Finance of the SEC would make a similar determination with respect to the exchange offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff of the Division of Corporation Finance of the SEC, and subject to the two immediately following sentences, we believe that new notes issued under this exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by a holder, other than a holder who is a broker-dealer, without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such new notes are acquired in the ordinary course of such holder’s business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution, within the meaning of the Securities Act, of such new notes. However, any holder of old notes who is an affiliate of ours or who intends to participate in the exchange offer for the purpose of distributing new notes, or any broker-dealer who purchased old notes from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act:

•	will not be able to rely on the interpretations of the staff of the Division of Corporation Finance of the SEC set forth in the above-mentioned interpretive letters;

•	will not be permitted or entitled to tender such old notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of such old notes unless such sale is made in reliance on an exemption from such requirements.

In addition, as described below, if any broker-dealer holds old notes acquired for its own account as a result of market-making or other trading activities and exchanges such old notes for new notes, then such broker-dealer must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such new notes.

Each holder of old notes who wishes to exchange old notes for new notes in the exchange offer will be required to represent that:

•	it is not an affiliate of us;

•	any new notes to be received by it are being acquired in the ordinary course of its business;

•	it has no arrangement or understanding with any person to participate in a distribution, within the meaning of the Securities Act, of such new notes; and

•	if such holder is not a broker-dealer, such holder is not engaged in, and does not intend to engage in, a distribution, within the meaning of the Securities Act, of such new notes.

We may require such holder, as a condition to such holder’s eligibility to participate in the exchange offer, to furnish to us (or an agent of ours) in writing information as to the number of “beneficial owners,” within the meaning of Rule 13d-3 under the Exchange Act, on behalf of whom such holder holds the old notes to be exchanged in the exchange offer.

Each broker-dealer that receives new notes for its own account as a result of the exchange offer must acknowledge that it acquired the old notes for its own account as the result of market-making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act. Based on the position taken by the staff of the Division of Corporation Finance of the SEC in the interpretive letters referred to above, we believe that participating broker-dealers who acquired old notes for their own accounts as a result of market-making activities or other trading activities may fulfill their prospectus delivery requirements with respect to the new notes received upon exchange of such old notes, other than old notes which represent an unsold allotment from the initial sale of the old notes, with a prospectus meeting the requirements of the Securities Act, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of such new notes.

Accordingly, this prospectus, as it may be amended or supplemented from time to time, may be used by a participating broker-dealer during the period referred to below in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such participating broker-dealer for its own account as a result of market-making or other trading activities. Subject to certain provisions set forth in the registration rights agreement, we have agreed that this prospectus, as it may be amended or supplemented from time to time, may be used by a participating broker-dealer in connection with resales of such new notes for a period not exceeding 180 days after the expiration date, subject to extension under certain limited circumstances described below, or, if earlier, when all such new notes have been disposed of by such participating broker-dealer. See “Plan of Distribution.” However, a participating broker-dealer who intends to use this prospectus in connection with the resale of new notes received in exchange for old notes pursuant to the exchange offer must notify us, or cause us to be notified, on or prior to the expiration date, that it is a participating broker-dealer. Such notice may be given in the space provided for that purpose in the letter of transmittal or may be delivered to the exchange agent at the address set forth herein under “—Exchange Agent.”

Any participating broker-dealer who is an affiliate of us may not rely on such interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each participating broker-dealer who surrenders old notes under the exchange offer will be deemed to have agreed, by execution of the letter of transmittal, that upon receipt of notice from us of the occurrence of any event or the discovery of:

•	any fact which makes any statement contained or incorporated by reference in this prospectus untrue in any material respect;

•	any fact which causes this prospectus to omit to state a material fact necessary in order to make the statements contained or incorporated by reference herein, in light of the circumstances under which they were made, not misleading; or

•	the occurrence of certain other events specified in the registration rights agreement,

such participating broker-dealer will suspend the sale of new notes pursuant to this prospectus until we have amended or supplemented this prospectus to correct such misstatement or omission and have furnished copies of the amended and supplemented prospectus to such participating broker-dealer, or we have given notice that the sale of the new notes may be resumed, as the case may be. If we give such notice to suspend the sale of the new notes, the 180-day period referred to above during which participating broker-dealers are entitled to use this prospectus in connection with the resale of new notes shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when participating broker-dealers shall have received copies of the amended or supplemented prospectus necessary to permit resales of the new notes or to and including the date on which we have given notice that the sale of new notes may be resumed, as the case may be.

DESCRIPTION OF THE NEW NOTES

The form and terms of the new notes and the old notes are identical in all material respects, except that certain transfer restrictions and the registration rights applicable to the old notes do not apply to the new notes.

The new notes will be issued under the indenture, dated as of April 15, 2003, between us and JPMorgan Chase Bank, as trustee (which we refer to as the indenture in this prospectus). This is the same indenture under which the old notes were issued.

The terms of the new notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act.

This description of the new notes is intended to be a useful overview of the material provisions of the new notes and the indenture. Since this description is only a summary, you should refer to the indenture for a complete description of our obligations and your rights. We will provide you with a copy of the indenture upon request.

In this “Description of the New Notes,” references to “we,” “our,” “ours” and “us” refer only to Mercantile Bankshares Corporation and not to any of our direct or indirect subsidiaries or affiliates.

Brief Description of the New Notes

The new notes will be:

•	our unsecured obligations;

•	subordinated in right of payment to all of our senior indebtedness and secured indebtedness;

•	effectively subordinated to all existing and future debt and all other liabilities of our subsidiaries; and

•	senior in right of payment to all of our junior subordinated indebtedness.

As of March 31, 2003, we had $58.4 million of outstanding indebtedness (excluding the old notes) and $224.6 million of unsecured commercial paper, both of which would rank senior to the new notes, and (excluding the old notes) no indebtedness which would rank equally with or junior to the new notes. Our unsecured commercial paper is used in our overnight investment program, and we generally have $200 million to $275 million of commercial paper outstanding under this program. As of March 31, 2003, the aggregate indebtedness for money borrowed of our subsidiaries was approximately $776.1 million.

The indenture does not contain any restrictions on the amount of additional indebtedness which may be incurred by us or our subsidiaries.

Because we are a holding company, our rights and the rights of our creditors, including holders of the new notes, to participate in any distribution of assets of any of our subsidiaries upon its liquidation, reorganization or otherwise will be subject to the prior claims of the creditors of that subsidiary (including depositors, in the case of our affiliated banks), except to the extent we may be recognized as a creditor of that subsidiary. For example, if an affiliated bank is liquidated or reorganized, depositors of that bank would have the right to receive distributions before us unless we were considered a creditor of such bank. Our obligations under the new notes will not be guaranteed by any of our subsidiaries.

In addition, as a holding company, we rely primarily on dividends from our affiliated banks to make payments on our debt securities and to pay other corporate expenses. Federal and state banking regulations limit the ability of our affiliated banks to pay dividends.

Maturity and Interest

The new notes will mature on April 15, 2013. Interest on each new note will accrue from the last interest payment date on which interest was paid on the old note surrendered in exchange for the new note or, if no interest has been paid on such old note, from April 15, 2003, at a rate of 4.625% per annum. We will make each interest payment semi-annually on April 15 and October 15 of each year, commencing October 15, 2003, to the holders of record at the close of business on the preceding April 1 and October 1, respectively, until the relevant principal amount has been paid or made available for payment. Interest on the new notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Optional Redemption

With the prior approval of the Federal Reserve, we may redeem the new notes, in whole or in part, at our option, at any time prior to their maturity. If we redeem all or any part of the new notes, we will pay a redemption price equal to:

•	the greater of:

(1)	100% of the principal amount of the new notes being redeemed, and

(2)	the sum (the “Make-Whole Sum”) of the present values of the remaining scheduled payments of principal and interest on the new notes being redeemed discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the Treasury Rate (as defined below) plus 15 basis points,

•	plus, in either case, accrued and unpaid interest, if any, and special interest premium, if any, on the principal amount of the new notes being redeemed to the redemption date.

For purposes of clause (2) above, if the redemption date is not a scheduled interest payment date with respect to that new note, the amount of the next succeeding scheduled interest payment on that new note will be reduced by the amount of interest accrued on that new note to the redemption date.

If fewer than all the new notes are to be redeemed, selection of new notes for redemption will be made by the trustee on a pro rata basis. We, or, at our request, the trustee, will give notice to The Depository Trust Company, New York, New York (“DTC”), and holders of definitive new notes, if any, at least 30 days (but not more than 60 days) before we redeem the new notes. If we redeem only some of the new notes, DTC’s practice is to choose by lot the amount to be redeemed from the new notes held by each of its participating institutions. DTC will give notice to these participants, and these participants will give notice to any “street name” holders of any indirect interests in the new notes according to arrangements among them. These notices may be subject to statutory or regulatory requirements. We will not be responsible for giving notice of a redemption of the new notes to anyone other than the trustee, DTC and holders of definitive new notes, if any.

Unless we default in payment of the redemption price, from and after the redemption date the new notes or portions of them called for redemption will cease to accrue interest and any special interest premium, and the holders of the new notes will have no right in respect to such new notes except the right to receive the redemption price for them.

The “Treasury Rate” and other defined terms for calculating the Make-Whole Sum are provided below:

“Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the new notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the new notes. If no United States Treasury security has a maturity which is within a period from three months before to three months after the remaining life, the two most closely corresponding United States Treasury securities, as selected by the

Reference Treasury Dealer, shall be used as the Comparable Treasury Issue, and the adjusted treasury rate shall be interpolated or extrapolated on a straight-line basis, rounding to the nearest month, using such securities.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the H.15 Daily Update of the Federal Reserve Bank or (ii) if such release (or any successor release) is not published or does not contain prices on such business day, the Reference Treasury Dealer Quotation actually obtained by the trustee for such redemption date.

“H.15 (519)” means the weekly statistical release entitled “H15 (519) Selected Interest Rates,” or any successor publication, published by the Board of Governors of the Federal Reserve System.

“H.15 Daily Update” means the daily update of 11.15 (519) available through the world wide website of the Board of Governors of the Federal Reserve System or any successor site or publication.

“Reference Treasury Dealer” means Lehman Brothers Inc. and its successors; provided, however, that if the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Subordination

The new notes will be our direct and unsecured obligation and will be subordinated in right of payment to all of our senior indebtedness (as defined below) and secured indebtedness to the extent it is secured by collateral. This means that, in certain circumstances where we may not be making payments on all our debt obligations as they become due, the holders of all our senior indebtedness will be entitled to receive payment in full of all amounts that are due or will become due on their debt securities before you as holders of the new notes will be entitled to receive any amounts due with respect to the new notes. These circumstances include when we make a payment or distribute assets to creditors upon our liquidation, dissolution, winding-up or reorganization.

In addition, the new notes will be “structurally subordinated” to all indebtedness and other liabilities, including deposits, trade payables and lease obligations, of our subsidiaries. This occurs because our right to receive any assets of any of our subsidiaries upon its liquidation or reorganization, and thus the right of you as the holders of the new notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including depositors and trade creditors.

As of March 31, 2003, we had $58.4 million of outstanding indebtedness (excluding the old notes) and $224.6 million of unsecured commercial paper, both of which would rank senior to the new notes, and (excluding the old notes) no indebtedness which would rank equally with or junior to the new notes. Our unsecured commercial paper is used in our overnight investment program, and we generally have $200 million to $275 million of commercial paper outstanding under this program. As of March 31, 2003, the aggregate indebtedness for money borrowed of our subsidiaries was approximately $776.1 million. The indenture does not limit or prohibit us from incurring additional senior indebtedness or additional indebtedness ranking pari passu with the new notes, nor does it prohibit our subsidiaries from incurring additional indebtedness.

“Senior indebtedness” is defined in the indenture as:

•	all of our “indebtedness for money borrowed,” as defined below, whether now outstanding or subsequently created, assumed or incurred, other than (i) the old notes, the new notes and any additional notes issued under the indenture, (ii) any obligation ranking on a parity with the old notes, the new notes and any additional notes issued under the indenture, or (iii) any obligation ranking junior to the old notes, the new notes and any additional notes issued under the indenture,

•	all of our obligations to make payment or delivery pursuant to the terms of any financial instrument such as (i) securities contracts and foreign currency exchange contracts, (ii) derivative instruments, such as swap agreements (including interest rate and foreign exchange rate swap agreements), cap or floor agreements, interest rate agreements, commodity contracts or options, or (iii) any similar financial instruments or agreements (in each case, other than any such obligation ranking on a parity with the new notes or ranking junior to the old notes, the new notes and any additional notes issued under the indenture), and

•	any deferrals, renewals or extensions of any such senior indebtedness.

The term “indebtedness for money borrowed” is defined in the indenture as:

•	any of our obligations for, or any obligation guaranteed by us for the repayment of, borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, including off-balance sheet guarantees and direct credit substitutes, and

•	any deferred obligation for the payment of the purchase price of property or assets (excluding trade accounts payable or accrued liabilities in the ordinary course of business).

The term “ranking junior to the notes” is defined in the indenture to mean any of our obligations which ranks junior to and not equally with or senior to the old notes, the new notes and any additional notes issued under the indenture in right of payment upon the occurrence of any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to us as a whole, whether voluntary or involuntary.

The term “ranking on a parity with the notes” is defined in the indenture to mean any of our obligations which ranks equally with and not senior to the old notes, the new notes and any additional notes issued under the indenture in right of payment upon the occurrence of any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to us as a whole, whether voluntary or involuntary.

We may not make any payment on account of the principal of or interest in respect of the new notes if:

•	a default in payment with respect to any senior indebtedness has occurred and is continuing, or

•	an event of default with respect to any senior indebtedness permitting the acceleration of the maturity thereof has occurred.

Upon any payment or distribution of assets to creditors upon any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to us as a whole, whether voluntary or involuntary, the holders of all senior indebtedness will first be entitled to receive payment in full before the holders of the new notes will be entitled to receive any payment in respect of the principal of or interest on the new notes.

If the holders of new notes receive payment and are aware at the time of receiving payment that all senior indebtedness has not been paid in full, then such payment shall be held in trust for the benefit of the holders of senior indebtedness.

By reason of the subordination provisions described above, in the event of our insolvency, holders of the new notes may recover less, ratably, than holders of our senior indebtedness.

Paying Agent and Registrar for the New Notes

The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the new notes, and we or any of our subsidiaries may act as paying agent or registrar, provided that we will at all times maintain one or more paying agents that have an office in New York, New York.

Merger, Consolidation, Sale, Lease or Conveyance

We have agreed not to merge or consolidate with or into any other person, and we have agreed not to sell, lease or convey, in a single transaction or in a series of transactions, all or substantially all of our assets to any person, unless:

•	the continuing or successor corporation (whether us or another corporation) or the person that acquires all or substantially all of our assets is a corporation organized and existing under the laws of the United States or a State thereof or the District of Columbia and expressly assumes all our obligations under the new notes and the indenture or assumes such obligations as a matter of law; and

•	we deliver or cause to be delivered to the trustee an officers’ certificate and opinion of counsel each stating that the merger, consolidation, sale, lease or conveyance complies with the indenture.

Events of Default; Limited Rights of Acceleration

The only “Events of Default” under the indenture with respect to the new notes are specified events involving our bankruptcy, insolvency or reorganization or the appointment of a receiver for MSD&T. Accordingly, there will be no right of acceleration of the payment of principal of the new notes upon a default in the payment of principal of, premium, if any, on, interest on or special interest premium, if any, on the new notes or in the performance of any of our covenants or agreements contained in the new notes or in the indenture for the new notes. However, in the event of a default in the payment of principal of, premium, if any, on, interest on or special interest premium, if any, on the new notes, you will have a right to institute suit directly against us for the collection of such overdue payment, without first instituting suit against the trustee or any other person.

The following are “defaults” under the indenture with respect to the new notes:

•	any Event of Default with respect to the new notes;

•	default in the payment of any principal of or premium, if any, on the new notes when due;

•	default in the payment of any interest or special premium interest, if any, on the new notes when due, which continues for 30 days; and

•	default in the performance of any other covenant or agreement contained in the new notes or in the indenture, which continues for 60 days after written notice is given by the trustee or holders of at least 25% in aggregate principal amounts of the new notes of any failure to perform.

If a default, other than a default which also constitutes an Event of Default, occurs and is continuing under the indenture, the trustee or the holders of not less than 25% in aggregate principal amount of the notes outstanding may seek to enforce its rights and the rights of the holders of the new notes by appropriate judicial proceedings, which may include demanding payment of any amounts then due and payable on the new notes. If an Event of Default occurs, the new notes shall be immediately due and payable without further action or notice on the part of the trustee or any holder. The trustee and the holders of the new notes may not accelerate the maturity of the new notes upon the occurrence of a default that does not also constitute an “Event of Default” described above.

Upon becoming aware of any default or Event of Default, we will deliver to the trustee a statement specifying such default or Event of Default and the action we are taking or propose to take with respect to such default or Event of Default.

The holders of at least a majority in principal amount of the new notes may, by written notice to the trustee, (a) waive an existing default or an Event of Default with respect to the new notes, other than a default as to the payment of principal, premium, if any, interest or special interest premium, if any, on the new notes, and (b) rescind an acceleration with respect to the new notes and its consequences if, in the case of this clause (b):

•	all existing defaults or Events of Default applicable to the new notes (other than the nonpayment of principal, premium, if any, interest and special interest premium, if any, on the new notes that have become due solely by that declaration of acceleration) have been cured or waived; and

•	the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

The trustee is entitled, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified by the holders of new notes before proceeding to exercise any right or power under the indenture at the request of such holders. Subject to such provisions in the indenture for the indemnification of the trustee and certain other limitations, the holders of a majority in principal amount of the new notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

No holder of new notes may pursue any remedy under the indenture or the new notes unless:

•	such holder previously has given the trustee written notice of the default and continuance thereof;

•	the holders of not less than 25% in principal amount of the new notes then outstanding have requested the trustee to pursue such remedy;

•	the holder or holders have offered the trustee satisfactory indemnity;

•	the trustee has not complied within 60 days of the request; and

•	the trustee has not received direction inconsistent with such written request from the holders of a majority in principal amount of the new notes then outstanding.

Notwithstanding the foregoing, any holder of a note has the absolute right to institute suit for any defaulted payment after the due date for such payment.

Modification of the Indenture

The indenture contains provisions permitting us and the trustee, with the consent of the holders of at least a majority in aggregate principal amount of new notes then outstanding, to modify or amend the indenture, including the provisions relating to the rights of the holders of the new notes. In addition, the holders of at least a majority in aggregate principal amount of the outstanding new notes may waive compliance by us with any provision of the indenture or the new notes. However, no such modification, amendment or waiver may, without the consent of all holders of outstanding new notes affected thereby:

•	change the stated maturity of the principal of, or interest on, any note;

•	reduce the principal amount of any note or reduce the rate of, or extend or change the time of payment of, interest on any note;

•	change the place or currency of payment of principal, premium, if any, interest or special interest premium, if any, on any note;

•	reduce any amount payable upon the redemption of any note;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any note;

•	reduce the percentage in principal amount of outstanding new notes, the consent of whose holders is required for modification or amendment of the indenture;

•	make any change relating to the subordination of the new notes in a manner adverse to the holders of the new notes or in any manner adverse to the holders of senior indebtedness unless the holders of senior indebtedness consent to the change;

•	reduce the percentage in principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

•	modify such provisions with respect to modification and waiver.

We and the trustee may, without the consent of any holder of new notes, amend the indenture and the new notes to cure any ambiguity, defect or inconsistency, to provide for the assumption of our obligations by a successor in accordance with the covenant described above under “—Merger, Consolidation, Sale, Lease or Conveyance,” to make changes that would provide the holders with additional benefits, to make any change that is not inconsistent with the indenture and the new notes and will not adversely affect the interest of any holder of the new notes and to comply with the requirements of the SEC.

Legal Defeasance and Covenant Defeasance

Legal Defeasance.    We will be deemed to have paid and will be discharged from any and all obligations in respect of the new notes on the 123rd day after we have made the deposit referred to below, and the provisions of the indenture will cease to be applicable with respect to the new notes (except for, among other matters, certain obligations to register the transfer of or exchange of the new notes, to replace stolen, lost or mutilated new notes, to maintain paying agencies, to hold funds for payment in trust and to pay any special interest premium) if:

(1)	we have deposited with the trustee, in trust, cash and/or certain U.S. government obligations that will provide funds in an amount sufficient, in the opinion of a nationally recognized public accounting firm, to pay the principal, premium, if any, and accrued interest on the new notes at the time such payments are due in accordance with the terms of the indenture;

(2)	we have delivered to the trustee:

(a)	an opinion of counsel to the effect that note holders will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance had not occurred, which opinion of counsel must be based upon a ruling of the Internal Revenue Service to the same effect or a change in applicable federal income tax law or related treasury regulations after the date of the indenture; and

(b)	an opinion of counsel to the effect that the defeasance trust does not constitute an “investment company” within the meaning of the Investment Company Act of 1940 and, after the passage of 123 days following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and

(3)	no Event of Default, or event that, after the giving of notice or lapse of time or both, would become an Event of Default, will have occurred and be continuing on the date of such deposit or, insofar as Events of Default due to certain events of bankruptcy, insolvency or reorganization in respect of us are concerned, during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which we are a party or by which we are bound.

Covenant Defeasance.    The provisions of the indenture will cease to be applicable with respect to any Event of Default upon:

(1)	the satisfaction of the conditions described in clauses (1), (2)(b) and (3) of the preceding paragraph; and

(2)	our delivery to the trustee of an opinion of counsel to the effect that the holders of the new notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance had not occurred.

If we exercise our option to omit compliance with certain provisions of the indenture as described in the immediately preceding paragraph and the new notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. government obligations on deposit with the trustee may not be sufficient to pay amounts due on the new notes at the time of acceleration resulting from such Event of Default. In such event, we will remain liable for such payments.

Further Issues

We may from time to time, without notice to or the consent of the holders of the new notes, create and issue additional old notes, new notes or additional notes having the same terms, except for the issue price and the issue date, as and ranking equally and ratably with the new notes offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such additional new notes or except for the first payment of interest following the issue date of such additional new notes), so that such notes shall be consolidated and form a single series with, and shall have the same terms as to status, redemption or otherwise as, the new notes offered hereby.

Book-Entry; Delivery and Form

We will issue the new notes in the form of one or more fully registered global notes. The global notes will be deposited with, or on behalf of, DTC and will be registered in the name of DTC or its nominee. Investors may hold their beneficial interests in a global note directly through DTC or indirectly through organizations which are participants in the DTC system.

Unless and until they are exchanged in whole or in part for certificated notes, the global notes may not be transferred except as a whole by DTC or its nominee.

DTC has advised us as follows:

•	DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section l7A of the Exchange Act.

•	DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and other organizations. Indirect access to the DTC system is available to others, including banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the respective principal amounts of the new notes represented by the global notes to the accounts of those persons who have accounts with DTC designated by the initial purchasers. Ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC or persons who hold interests through the persons who have accounts with DTC. Persons who have accounts with DTC are referred to as “participants.” Ownership of beneficial interests in the global notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee, with respect to interests of participants, and the records of participants, with respect to interests of persons other than participants.

As long as DTC or its nominee is the registered owner or holder of the global notes, DTC or its nominee, as the case may be, will be considered the sole record owner or holder of the new notes represented by the global notes for all purposes under the indenture and the new notes. No beneficial owners of an interest in the global notes will be able to transfer that interest except according to DTC’s applicable procedures, in addition to those provided for under the indenture. Owners of beneficial interests in the global notes will not:

•	be entitled to have the new notes represented by the global notes registered in their names,

•	receive or be entitled to receive physical delivery of certificated notes in definitive form, and

•	be considered to be the owners or holders of any new notes under the global notes.

Accordingly, each person owning a beneficial interest in the global notes must rely on the procedures of DTC and, if a person is not a participant, on the procedures of the participant through which that person owns its interests, to exercise any right of a holder of new notes under the global notes. We understand that, under existing industry practice, if an owner of a beneficial interest in the global notes desires to take any action that DTC, as the holder of the global notes, is entitled to take, DTC would authorize the participants to take that action, and that the participants would authorize beneficial owners owning through the participants to take that action or would otherwise act upon the instructions of beneficial owners owning through them.

Payments of the principal of, premium, if any, interest and special interest premium, if any, on the new notes represented by the global notes will be made by us to the trustee and from the trustee to DTC or its nominee, as the case may be, as the registered owner of the global notes. Neither we, the trustee, nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, interest or special interest premium, if any, on the global notes will credit participants’ accounts with payments in amounts proportionate to their respective beneficial ownership interests in the principal amount of the global notes, as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through these participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for these customers. These payments will be the responsibility of these participants.

DTC has advised us that DTC will take any action permitted to be taken by a holder of new notes only at the direction of one or more participants to whose account the DTC interests in the global notes are credited. Further, DTC will take any action permitted to be taken by a holder of new notes only in respect of that portion of the aggregate principal amount of new notes as to which the participant or participants has or have given that direction.

Although DTC has agreed to these procedures in order to facilitate transfers of interests in the global notes among participants of DTC, it is under no obligation to perform these procedures, and may discontinue them at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Beneficial interests in global notes may be exchanged for certificated notes only if:

•	DTC notifies the trustee that it is unwilling or unable to continue as a depositary for the global notes or DTC ceases to be a clearing agency registered under the Exchange Act and, in either case, we fail to appoint a successor depositary within 90 days;

•	we decide at any time not to have the securities represented by global notes and so notify the trustee; or

•	an Event of Default occurs.

If there is an exchange, upon the surrender by DTC of the global notes, we will issue certificated notes in authorized denominations and registered in the names that DTC directs.

Neither we nor the trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related new notes, and we and the trustee may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the new notes to be issued.

Governing Law

The indenture and the new notes will be governed by and construed in accordance with the laws of the State of New York.

Concerning the Trustee

The indenture provides that, except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the indenture. If an Event of Default has occurred and is continuing, the trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it by the indenture as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The indenture contains limitations on the rights of the trustee, should it become a creditor of Bankshares, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

JPMorgan Chase Bank is the trustee under the indenture. We may maintain banking relationships with the trustee in the ordinary course of business.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

In the opinion of Venable, Baetjer and Howard, LLP, our special federal income tax counsel, the following describes the material United States federal income tax consequences associated with the exchange of the old notes by an investor who exchanges the old notes for the new notes pursuant to the exchange offer. This summary does not address all the tax consequences that may be applicable to a particular holder in light of his, her or its particular investment or tax circumstances or to holders subject to special tax regimes (such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors or persons that will hold notes as a position in a “straddle,” as part of a “synthetic security” or “hedge” or as part of a “conversion transaction” or other integrated investment). This summary does not address the tax consequences to any shareholder, partner or beneficiary of a holder of notes. This summary does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may apply to the notes.

This summary is based on the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder and the administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. An opinion of Venable, Baetjer and Howard, LLP is not binding on the Internal Revenue Service, referred to as the IRS, or the courts. No rulings have been or are expected to be sought from the IRS with respect to any of the matters described herein. We can give no assurance that the opinions expressed herein will not be challenged by the IRS or, if challenged, that the challenge will not be successful.

The exchange of the old notes for the new notes issued in the exchange offer should not be treated as an “exchange” for United States federal income tax purposes because the new notes issued in the exchange offer should not be considered to differ materially in kind or extent from the old notes. Rather, the new notes issued in the exchange offer received by a holder should be treated as a continuation of the old notes in the hands of such holder. As a result there should be no United States federal income tax consequences to holders exchanging the outstanding old notes for the new notes issued in the exchange offer, and any exchanging holder of old notes should have the same tax basis and holding period in the new notes issued in the exchange offer as such holder had in the old notes immediately prior to the exchange.

Prospective holders of the new notes issued in the exchange offer are urged to consult their tax advisors concerning the particular tax consequences of exchanging such holders’ old notes for the new notes issued in the exchange offer, including the applicability and effect of any state, local or foreign income and other tax laws.

PLAN OF DISTRIBUTION

We are making the exchange offer in reliance on the position of the staff of the SEC as defined in certain interpretive letters issued to third parties in other transactions.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of these new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer that reasonably requests such document for use in connection with any such resale.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the new notes. Any profit of any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Furthermore, any broker-dealer that acquired any of the old notes directly from us:

•	may not rely on the applicable interpretation of the SEC staff’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993); and

•	must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

For a period of 180 days after the expiration of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any broker-dealer and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

By acceptance of this exchange offer, each broker-dealer that receives new notes for its own account pursuant to the exchange offer agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or requires the making of any changes in the prospectus in order to make the statements therein not misleading (which notice we agree to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the prospectus until we have amended or supplemented the prospectus to correct such misstatement or omission and have furnished copies of the amended or supplemental prospectus to such broker-dealer.

RATINGS

We expect that the new notes will be rated “A” by Standard & Poor’s and “A2” by Moody’s Investors Service. The ratings of Standard & Poor’s and Moody’s assigned to the new notes address the likelihood of your receipt of all payments to which such notes are entitled. The rating process addresses the structural and legal aspects associated with the new notes. In the event that the ratings initially assigned to the new notes are subsequently lowered for any reason, no person or entity is obligated to provide any additional credit support or credit enhancement with respect to the new notes. If another rating agency were to rate the new notes, such rating agency may assign a rating different from the ratings described above. Each security rating should be evaluated independently of any other security rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.

LEGAL MATTERS

The validity of the new notes offered hereby will be passed upon for us by Venable, Baetjer and Howard, LLP.

EXPERTS

Our consolidated statements of financial condition as of December 31, 2002 and 2001 and the consolidated statements of income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002, included in our Annual Report on Form 10-K filed on March 26, 2003, incorporated by reference in this offering memorandum, have been audited by PricewaterhouseCoopers LLP, independent certified public accountants, as stated in their report.

AVAILABLE INFORMATION

We file reports, proxy statements and other information with the SEC under the Exchange Act. These filings are available to the public over the Internet at the SEC’s world wide website at http://www.sec.gov. You may also read and copy this information at prescribed rates at the SEC’s public reference facilities located at the following address:

Public Reference Room

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

You can obtain additional information about the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330. You can also obtain information about us on our world wide website (http://www.mercantile.com). Except as provided below, information on our web site is not incorporated by reference in this prospectus and you should not consider this information as a part of this prospectus.

This prospectus is part of a registration statement on Form S-4 filed by us with the SEC under the Securities Act. As permitted by SEC rules, this prospectus does not contain all the information set forth in the registration statement and the accompanying exhibits. You may refer to the registration statement and the exhibits for further information about us and the new notes. Any statements contained in this prospectus concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference. The registration statement and exhibits are also available through the SEC’s web site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to the publicly filed documents that contain that information. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information that is included directly in this document or in a more recent incorporated document. The documents listed below that we have previously filed with the SEC are incorporated into this prospectus by reference:

•	Annual Report on Form 10-K for the year ended December 31, 2002;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2002; and

•	Current Reports on Form 8-K dated January 23, 2003, February 3, 2003, February 7, 2003, February 27, 2003, March 13, 2003, April 11, 2003, April 24, 2003, April 25, 2003, May 5, 2003 and June 11, 2003.

In addition, we also incorporate by reference all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering. These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (other than Current Reports containing only information furnished under Item 9 of Form 8-K), as well as proxy statements.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. The information incorporated by reference contains information about us and our financial condition and is an important part of this prospectus.

You can obtain any of the documents incorporated by reference in this document from the SEC through the SEC’s web site at the address described above. Documents incorporated by reference are also available from us without charge, excluding any exhibits to those documents. You can obtain documents incorporated by reference in this prospectus on our web site (http://www.mercantile.com) or by requesting them in writing or by telephone from us at the following address:

Mercantile Bankshares Corporation

Attention: Investor Relations

Two Hopkins Plaza, P.O. Box 1477

Baltimore, Maryland 21203

Phone: (410) 237-5900

Email: investor.relations@mercantile.com

$300,000,000

Offer to Exchange our

4.625% Subordinated Notes due 2013, Series B

which have been registered under

the Securities Act of 1933, as amended,

for any and

all of our outstanding

4.625% Subordinated Notes due 2013,

as described in this

prospectus

PROSPECTUS

June 19, 2003